# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pelthos Therapeutics Inc., CIK 0001919246
CUSIP: 171126204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4400 Route 9 South, Suite 1000, Freehold, New Jersey (NJ), 07728
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 337,026; sole dispositive power 0; shared dispositive power 337,026; aggregate amount beneficially owned 337,026 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 2 to Statement on Schedule 13G (this ''Amendment No. 2''), such percentage is based on 3,355,543 shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') outstanding as of March 11, 2026, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed by the issuer with the U.S. Securities and Exchange Commission (''SEC'') on March 19, 2026 (the ''Form 10-K''). Beneficial ownership consists 318,933 shares of Common Stock directly held by the reporting person and 18,093 shares of Common Stock issuable in any combination upon conversion of (i) shares of Series A Convertible Preferred Stock, par value $0.0001 per share, of the issuer (the ''Preferred Stock'') directly held by the reporting person, which conversion is subject to a 9.99% beneficial ownership blocker (the ''Blocker''), and (ii) a senior secured convertible note (the ''Note'') held directly by the reporting person, which conversion is subject to a Blocker.
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 337,026; sole dispositive power 0; shared dispositive power 337,026; aggregate amount beneficially owned 337,026 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such percentage is based on 3,355,543 shares of Common Stock outstanding as of March 11, 2026, as disclosed in the Form 10-K. Beneficial ownership consists 318,933 shares of Common Stock indirectly held by the reporting person and 18,093 shares of Common Stock issuable in any combination upon conversion of (i) shares of Preferred Stock indirectly held by the reporting person, which conversion is subject to a Blocker, and (ii) the Note held indirectly by the reporting person, which conversion is subject to a Blocker.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 337,026; sole dispositive power 0; shared dispositive power 337,026; aggregate amount beneficially owned 337,026 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such percentage is based on 3,355,543 shares of Common Stock outstanding as of March 11, 2026, as disclosed in the Form 10-K. Beneficial ownership consists 318,933 shares of Common Stock indirectly held by the reporting person and 18,093 shares of Common Stock issuable in any combination upon conversion of (i) shares of Preferred Stock indirectly held by the reporting person, which conversion is subject to a Blocker, and (ii) the Note held indirectly by the reporting person, which conversion is subject to a Blocker.

## Item 1. Issuer
Name of issuer: Pelthos Therapeutics Inc.
Address of issuer's principal executive offices: 4400 Route 9 South, Suite 1000, Freehold, New Jersey 07728

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the SEC on July 8, 2025 (the "Schedule 13G"), pursuant to which the Reporting Persons have agreed to file this Amendment No. 2 and all subsequent amendments to this Amendment No. 2, the Schedule 13G and Amendment No. 1 to Schedule 13G filed by the Reporting Persons with the SEC on February 5, 2026 ("Amendment No. 1") jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 2 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 2 is to amend and supplement the Schedule 13G and Amendment No. 1 in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G and Amendment No. 1. The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 2 and is incorporated herein by reference for each such Reporting Person.

The ownership percentages reported are based on 3,355,543 shares of Common Stock outstanding as of March 11, 2026, as disclosed in the Form 10-K. 3i holds (i) 318,933 shares of Common Stock (ii) 800 shares of Preferred Stock, conversions of which are subject to a Blocker, and (iii) a Note with an original principal amount of $1,000,000, conversions of which are subject to a Blocker. Due to the interaction between the Blockers applicable to such shares of Preferred Stock and the Note, 3i may convert such shares of Preferred Stock and/or the Note into, in any combination, an aggregate of 18,093 shares of Common Stock, as a result of the triggering of the applicable Blockers, each of which prohibits 3i from converting such shares of Preferred Stock or the Note into shares of Common Stock if, as a result of such conversion, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion.

Consequently, 3i holds 337,026 shares of Common Stock (the "Shares"). 3i is the beneficial owner of the Shares and has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class:
(A) 3i: 9.99%

(B) 3i Management: 9.99%

(C) Mr. Tarlow: 9.99%
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 337,026.00

(B) 3i Management: 337,026.00

(C) Mr. Tarlow: 337,026.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 337,026.00

(B) 3i Management: 337,026.00

(C) Mr. Tarlow: 337,026.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 3i, LP: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (05/07/2026)
- 3i Management LLC: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow, Manager (05/07/2026)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (05/07/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated July 8, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on July 8, 2025)